ROEL CANTU

EXPERIENCE

Present
"SECRETARY OF THE BOARD, GEYSER SYSTEMS
- Manage minutes of board meetings
- Compilation and management of company files (articles of incorporation, share register, minutes, and capitalization tables etc.)
- Ensure corporate governance framework is properly designed and implemented

2018 – Present
BUSINESS ADVISOR, GEYSER SYSTEMS
- Identified international opportunities and competitive advantages in early-stage startups.
- Developed a business strategy to maintain a “first to market” advantage.
- Developed and implemented an investment plan which enabled the business to adapt successfully to changing market conditions.

2013-2017
PATENT RESEARCH & ANALYSIS COORDINATOR, INDEPENDENT CONTRACTOR
- Provide patent research and analysis studies for foreign and domestic clients, specifically in the patent areas of pre-filing, litigation, licensing, and the import/export of new products.
- Recruited and coordinated multiple remotely located research teams, multi-specialty research studies, maintained confidentiality, and reviewed reports for completeness.
- Created and assembled research training materials on searching techniques and strategies for foreign and domestic researchers.

2014-2016
FOUNDER, BLACKSTONE EXPORTS
- Analyzed and initiated plans to facilitate biodiesel trade operations between Mexican trading companies and American Suppliers, with a focus on optimizing cross-border logistics, regulatory compliance, and supply chain efficiency to drive increased trade volume and profitability.

EDUCATION

DUAL BACHLOR DEGREE, THE UNIVERISTY OF TEXAS PAN-AMERICAN
- National Political Science Honor Society

ACADEMIC AND PROFESSIONAL CERTIFICATS

- Certificate: National Science Foundation: "Intellectual Property: Copyright and Patents”
- Certificate: Rice University Financial Technology Bootcamp
- Certificate: Centre for Finance, Technology and Entrepreneurship
- Certificate: Legal Studies Preparation Institute; UNIVERSITY of TEXAS PAN-AMERICAN